SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

24665A103

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue – Penthouse Suite

Sunny Isles Beach, FL 33160

(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON CVR Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 372,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 372,000[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

[1]	Represents 372,000 Shares underlying a forward contract and the disposition of 10,539,880 Shares pursuant to the special dividend of CVR Energy, Inc. to be distributed on June 10, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON IEP Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,461,625[2]
	8	SHARED VOTING POWER 372,000[3]
	9	SOLE DISPOSITIVE POWER 7,461,625[2]
	10	SHARED DISPOSITIVE POWER 372,000[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON OO

[2]	Represents Shares to be distributed by CVR Energy, Inc. on June 10, 2021 pursuant to the special dividend.
[3]	Represents 372,000 Shares underlying a forward contract.
[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625 (includes 372,000 Shares underlying a forward contract)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON CO

[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625 (includes 372,000 Shares underlying a forward contract)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON PN

[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625 (includes 372,000 Shares underlying a forward contract)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON CO

[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625 (includes 372,000 Shares underlying a forward contract)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON CO

[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

CUSIP No. 24665A103

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,833,625 (includes 372,000 Shares underlying a forward contract)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,625 (includes 372,000 Shares underlying a forward contract)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60%[4]
14	TYPE OF REPORTING PERSON IN

[4]	Based on the 73,875,724 Shares stated to be outstanding as of April 30, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc., IEP Energy LLC (subsequently dissolved), IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC (subsequently dissolved), Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the “Reporting Persons”), with respect to the shares of common stock, par value $0.01 per share, of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On May 27, 2021, CVR Energy Inc. (“CVI”) announced that its Board of Directors had determined the stock ratio for CVI’s distribution of the Issuer’s common stock pursuant to the previously announced special dividend. The record date for the determination of the CVI’s stockholders entitled to such special dividend was May 26, 2021. CVI will distribute 0.1048 of a share of the Issuer’s common stock for each share of CVI’s common stock outstanding as of the close of business on the Record Date. The stock ratio was calculated by dividing the 10,539,880 shares of the Issuer’s common stock to be distributed by 100,530,599 shares of CVI’s common stock outstanding as of the close of business on the Record Date. The special dividend will be paid, and the Issuer’s common stock will be distributed, on June 10, 2021.

A copy of the press release issued by CVI announcing the determination of the stock ratio for distribution of the Issuer’s common stock is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.

Press release issued by CVR Energy, Inc. on May 27, 2021 (incorporated herein by reference from Exhibit 99.1 of CVR Energy, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

CVR ENERGY, INC.

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer

IEP ENERGY HOLDING LLC
By:	American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name:	Irene March
Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 9 to Schedule 13D – Delek US Holdings, Inc.]